Forecast on Business Performance Based on Consolidated Financial Statements

On June 9, 2017, Woori Bank disclosed a ‘Forecast on Business Performance Based on Consolidated Financial Statements’ as set forth below.

1. Details of Forecasted Information

• Forecast Period: The first half of the year (from January 1, 2017 to June 30, 2017)

• Estimated net income for the period is expected to exceed KRW 1 trillion

(which includes the consolidated net income for the first quarter of 2017 attributable to owners of KRW 637.5 billion).

*	The figure above is not final and is based on Woori Bank’s internal accounts only and may differ materially from the actual figure. The forecasted figure is subject to additional adjustment as it is preliminary and has not been reviewed by our independent auditors.

2. Basis for Forecast or Estimation: Preliminary estimated earnings

3. Details of Information Released

• Information Provider: President and CEO of Woori Bank

• Information Recipients: The Korea Economic Daily

• Date & Time of Information Released: June 9, 2017 (morning edition)

• Location of Event Held: Head Office of Woori Bank

[Forward-Looking Statement Disclaimer]

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.